Exhibit 99.4

PRESS RELEASE

SMX Demonstrates End-to-End Breakthrough in Cotton

Traceability: Proves Ability to Verify Origin and Recycled

Content from Mechanical Recycling Through Yarn Spinning and

Finished Fabric

Paris / Singapore, 11 December 2025 –SMX (Security Matters) PLC (NASDAQ: SMX), the global leader in molecular-based material authentication and digital product passports, today announced a successful multi-day industrial pilot validating SMX’s ability to deliver full-chain traceability for cotton.

The pilot confirmed that SMX markers, applied during the mechanical recycling process, remain detectable and stable through fibre mixing, carding, yarn spinning, fabric formation, and into the final finished textile product.

This establishes a verifiable, scientific method to authenticate both material origin and the percentage of recycled cotton embedded in fabrics, addressing one of the biggest challenges facing global apparel supply chains.

Full-Chain Validation Achieved

During the industrial pilot, SMX demonstrated that its molecular markers:

● Can be applied to recycled cotton during shredding and spraying without affecting fibre quality.

● Remain fully traceable after blending virgin and recycled fibres in multiple ratios.

● Survive fibre opening, carding, and sliver formation with consistent detectability.

● Endure spinning processes, allowing clear verification in finished yarn.

● Persist through fabric formation and finishing, enabling authentication directly on the final textile.

This end-to-end validation confirms that SMX technology integrates with existing textile operations and provides a reliable, scalable mechanism for verifying recycled content—which could help brands, regulators, and manufacturers meet ESG and Digital Product Passport requirements.

A New Standard for Evidence-Based Sustainability, Trade Compliance, and Export Advantage

SMX believes that this industrial pilot marks a decisive advancement for the textile sector, proving that cotton can now retain an authenticated and machine-readable identity throughout its entire transformation journey. Beyond strengthening sustainability claims, SMX’s material-level verification equips manufacturers and exporters with trusted data needed to secure preferential tariff treatment, avoid misclassification penalties, and streamline cross-border documentation under origin-dependent frameworks.

The ability to scientifically confirm where fibres come from—and the exact recycled percentage embedded in the finished product—directly supports eligibility for free-trade agreements, reduced-duty corridors, and sustainability-linked trade incentives. In parallel, the data generated by SMX’s molecular markers integrates into the Product Digital Passport (PDP/DPP) ecosystem, enabling automated, regulator-ready records that document provenance, recycled content, and compliance attributes required under certain EU, US, and emerging Asian regulations.

By providing tamper-resistant verification that replaces assumption-based reporting, SMX can enable brands to strengthen ESG transparency, reduce exposure to customs audits and shipment delays, and accelerate market access for sustainability-certified goods.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

Commercial Rollout

With the successful industrial proof now completed, SMX is ready to scale commercial deployment with leading apparel brands, recyclers, manufacturing groups, and global buyers seeking verifiable origin and recycled-content assurance.

SMX further believes that its ability to authenticate materials from recycling through to finished fabric could enable SMX to support customers in securing preferential tariffs, strengthening export competitiveness, meeting Digital Product Passport obligations, and protecting ESG claims with scientific certainty.

This milestone positions SMX as the enabling infrastructure for a new class of premium, traceable textile products—unlocking commercial value, accelerating compliance-driven adoption, and establishing a trusted global standard for material verification across the textile sector.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2